UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Universal Logistics Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number)

Matthew T. Moroun

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 236,917*
	8	SHARED VOTING POWER: 286,787**
	9	SOLE DISPOSITIVE POWER: 19,198,861***
	10	SHARED DISPOSITIVE POWER: 286,787**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,485,648****
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 74.1%****
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Consists of 236,917 shares beneficially owned by Redoubtable, LLC (“Redoubtable”). Matthew T. Moroun serves as manager of Redoubtable.
**

Includes 285,550 shares owned by Matthew T. Moroun’s spouse, Lindsay S. Moroun, and 1,237 shares owned by Matthew T. Moroun’s son, Matthew J. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

***

Includes 11,866,015 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020 (“2020 Lindsay Moroun Trust”); 3,871,527 shares beneficially owned by the 2020 Irrevocable Nora M. Moroun Trust (“2020 Nora Moroun Trust”); 3,200,000 shares beneficially owned by the Swiftsure Irrevocable Trust Under Agreement dated December 26, 2012, as decanted November 28, 2020 (“Swiftsure

Trust”); 24,402 shares beneficially owned by the 2020 Irrevocable Agnes Anne Moroun Trust (“2020 AAM Trust”); and 236,917 shares beneficially owned by Redoubtable. Matthew T. Moroun serves as trustee of each of these four trusts and as manager of Redoubtable. Sole voting power over the shares held by each of the trusts is held by a special trustee, Frederick P. Calderone.
****

Includes 11,866,015 shares beneficially owned by the 2020 Lindsay Moroun Trust; 3,871,527 shares beneficially owned by the 2020 Nora Moroun Trust; 3,200,000 shares beneficially owned by the Swiftsure Trust; 24,402 shares beneficially owned by the 2020 AAM Trust; 285,550 shares owned by Matthew T. Moroun’s spouse, Lindsay S. Moroun; 1,237 shares owned by Matthew T. Moroun’s son, Matthew J. Moroun; and 236,917 shares beneficially owned by Redoubtable. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of the shares owned by Lindsay S. Moroun and Matthew J. Moroun for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: 2020 Irrevocable Nora M. Moroun Trust, dated November 20, 2020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,871,527
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,871,527
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,871,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: 2020 Irrevocable Lindsay S. Moroun Trust, dated November 24, 2020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,866,015
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 11,866,015
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,866,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Swiftsure Irrevocable Trust Under Agreement dated December 26, 2012, as decanted November 28, 2020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,200,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,200,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Frederick P. Calderone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 18,962,534*
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 590
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,962,534*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

Includes 590 shares owned directly by Frederick P. Calderone, individually; 11,866,015 shares beneficially owned by the 2020 Lindsay Moroun Trust; 3,871,527 shares beneficially owned by the 2020 Nora Moroun Trust; 3,200,000 shares beneficially owned by the Swiftsure Trust; and 24,402 shares beneficially owned by the 2020 AAM Trust. Frederick P. Calderone serves as special trustee of each of these four trusts with sole voting power over the shares held by each trust. Matthew T. Moroun serves as trustee of these trusts with sole investment power over the shares held by each trust.

This Amendment No. 11 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2012, as amended by the Schedule 13D/A statements filed with the Commission on July 22, 2013, October 1, 2013, May 21, 2014, February 14, 2020, November 30, 2020, December 15, 2020, December 29, 2020, June 24, 2021, January 18, 2022, and May 16, 2023, respectively (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

This statement is being filed by Matthew T. Moroun; the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020 (“2020 Lindsay Moroun Trust”); the 2020 Irrevocable Nora M. Moroun Trust, dated November 20, 2020 (“2020 Nora Moroun Trust”); the Swiftsure Irrevocable Trust Under Agreement dated December 26, 2012, as decanted November 28, 2020 (“Swiftsure Trust”); and Frederick P. Calderone (collectively, the “Reporting Persons”).

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)

Matthew T. Moroun is Chairman of the board of directors of the Company. He is also Chairman of the board of directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI), a holding company that owns subsidiaries engaged in providing truckload dry van carrier services. PTSI’s business address is 297 West Henri De Tonti Boulevard, Tontitown, Arkansas 72770. Matthew T. Moroun currently serves as Chairman and President of CenTra, Inc., a diversified holding company based in Warren, Michigan. The business address for CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Mr. Moroun is also Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan. The business address for Oakland Financial Corporation is 34200 Mound Road, Sterling Heights, Michigan 48310. Mr. Moroun owns or controls other privately held businesses engaged in transportation services and real estate acquisition, development, and management.

Frederick P. Calderone is a member of the board of directors of the Company. He is also a member of the board of directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI), a holding company that owns subsidiaries engaged in providing truckload dry van carrier services. PTSI’s business address is 297 West Henri De Tonti Boulevard, Tontitown, Arkansas 72770. Mr. Calderone retired from his position as a vice president of CenTra, Inc., a diversified holding company based in Warren, Michigan, in 2016. The business address for CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089.

(d), (e)

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Matthew T. Moroun and Frederick P. Calderone are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

On August 1, 2023, Matthew T. Moroun sold 11,103,973 shares of Common Stock of the Company to the 2020 Lindsay Moroun Trust, for which he serves as trustee and Frederick P. Calderone serves as special trustee. The source of funds for the purchase by the 2020 Lindsay Moroun Trust was an interest-bearing note to Matthew T. Moroun. The purchase price was $273,328,000 based on the number of shares multiplied by a per share price of $24.6153. The per share price was determined by an independent third party using the average of the high and low prices of the Company’s Common Stock as reported the Nasdaq Stock Market on June 15, 2023, adjusted for an applicable block-trade discount.

Also on August 1, 2023, Matthew T. Moroun sold 3,200,000 shares of Common Stock of the Company to the Swiftsure Trust, for which he serves as trustee and Frederick P. Calderone serves as special trustee. The source of funds for the purchase by the Swiftsure Trust was an interest-bearing note to Matthew T. Moroun. The purchase price was $78,769,000 based on the number of shares multiplied by a per share price of $24.6153. The parties agreed to use the same per share price as determined by an independent third party for the above transaction involving the 2020 Lindsay Moroun Trust.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the thirteenth paragraph thereof:

Since the filing of Amendment No. 10 on May 16, 2023, the appointment of Frederick P. Calderone as special trustee of the 2020 Lindsay Moroun Trust, the 2020 Nora Moroun Trust, the Swiftsure Trust and the 2020 AAM Trust and the transactions set forth in Item 3 (i) increased the aggregate shares of Common Stock beneficially owned by the 2020 Lindsay Moroun Trust from 762,042 shares (2.9% of the Company’s outstanding shares of Common Stock on May 11, 2023) to 11,866,015 shares (45.1% of the Company’s outstanding shares of Common Stock on May 11, 2023); (ii) resulted in the Swiftsure Trust, which did not previously own any shares of Common Stock, becoming the beneficial owner of 3,200,000 shares (12.2% of the Company’s outstanding shares of Common Stock on May 11, 2023); and (iii) increased the aggregate shares of Common Stock beneficially owned by Frederick P. Calderone from 590 shares, held directly in his individual capacity, to 18,962,534 shares (72.1% of the Company’s outstanding shares of Common Stock on May 11, 2023), including 18,961,944 held by the 2020 Lindsay Moroun Trust, the 2020 Nora Moroun Trust, the Swiftsure Trust, and the 2020 AAM Trust, for each of which he serves as special trustee. The transactions set forth in Item 3 were effected for ownership succession purposes.

The final three paragraphs of Item 4 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

The Reporting Persons may, from time to time, acquire additional shares of the Company’s Common Stock or dispose of shares of the Company’s Common Stock including, without limitation, distributing some or all of such shares to such Reporting Person’s beneficiaries or transferees. The Reporting Persons may also make other transfers of the Company’s Common Stock, depending upon each such Reporting Person’s ongoing evaluation of his, her or its investment in the Company’s Common Stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person, subsequent developments affecting the Company, the Company’s business and prospects, tax considerations, general stock market and economic conditions or other investment considerations.

In Matthew T. Moroun’s capacity as Chairman of the board of directors of the Company and in Frederick P. Calderone’s capacity as a member of the board of directors of the Company, each may take an active role in working with the Company’s management on operational, financial and strategic initiatives. In addition, each Reporting Person, in his, her or its capacity as a shareholder of the Company, may engage in communications with one or more of the Company’s other shareholders, officers, directors or representatives regarding the Company. Each of the Reporting Persons, in his, her or its capacity as a shareholder of the Company, may discuss ideas that, if effected may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that he, she or it currently does not have any specific plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (c) and (d) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 26,287,973 shares of Common Stock outstanding as of May 8, 2023, as disclosed in the Company’s most recent Form 10-Q filed on May 11, 2023.

(c)	Except for the transactions described in this Amendment No. 11, the Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.

(d)

Matthew T. Moroun’s wife, Lindsay S. Moroun, and son, Matthew J. Moroun, each has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by each of them (285,550 shares held by Lindsay S. Moroun and 1,237 shares held by Matthew J. Moroun) which are reported as beneficially owned by Matthew T. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose. Shares in the 2020 Lindsay Moroun Trust, the 2020 Nora Moroun Trust, the Swiftsure Trust, and the 2020 AAM Trust are held for the benefit of members of the Moroun family. Frederick P. Calderone, in his capacity as special trustee of the 2020 Lindsay Moroun Trust, the 2020 Nora Moroun Trust, the Swiftsure Trust, and the 2020 AAM Trust, does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by the 2020 Lindsay Moroun Trust, the 2020 Nora Moroun Trust, the Swiftsure Trust or the 2020 AAM Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Matthew T. Moroun is the husband of Lindsay S. Moroun and the father of Matthew J. Moroun. Investment power over the 2020 Lindsay Moroun Trust, the 2020 Nora Moroun Trust, the Swiftsure Trust, and the 2020 AAM Trust is exercised by Matthew T. Moroun, as trustee of each trust, while voting power over each such trust is exercised by Frederick P. Calderone, in his capacity as special trustee of each trust. Matthew T. Moroun’s descendants are beneficiaries of all four trusts. Voting and control of the shares held by Redoubtable are exercised by its manager, Matthew T. Moroun. The 2020 Nora Moroun Trust and 2020 Lindsay Moroun Trust collectively own 100% of Redoubtable, which principally owns and/or operates real estate businesses.

Item 6 of the Schedule 13D is hereby further amended and supplemented by inserting the following after the fifth paragraph thereof:

In connection with Matthew T. Moroun’s sale of 11,103,973 shares of Common Stock on August 1, 2023, the 2020 Lindsay Moroun Trust issued an interest-bearing promissory note to Matthew T. Moroun for $273,328,000, payable in monthly installments through August 1, 2043.

In connection with Matthew T. Moroun’s sale of 3,200,000 shares of Common Stock on June 15, 2023, the Swiftsure Trust issued an interest-bearing promissory note to Matthew T. Moroun for $78,769,000, payable in monthly installments through August 1, 2043.

Item 7. Material to be Filed as Exhibits

1.	Purchase Agreement, dated June 15, 2023, by and between Matthew T. Moroun, individually, and the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020.

2.	Amendment to Purchase Agreement, dated August 1, 2023, by and between Matthew T. Moroun, individually, and the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020.

3.	Promissory Note, dated August 1, 2023, by the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020 in favor of Matthew T. Moroun, individually.

4.	Purchase Agreement, dated June 15, 2023, by and between Matthew T. Moroun, individually, and the Swiftsure Irrevocable Trust Under Agreement dated December 26, 2012, as decanted November 28, 2020.

5.	Promissory Note, dated August 1, 2023, by the Swiftsure Irrevocable Trust Under Agreement dated December 26, 2012, as decanted November 28, 2020 in favor of Matthew T. Moroun, individually.

6.	Joint Filing Agreement, dated as of August 3, 2023, among Matthew T. Moroun, the 2020 Nora Moroun Trust, the 2020 Lindsay Moroun Trust, the Swiftsure Trust, and Frederick P. Calderone.

7.

Second Amended Restated Registration Rights Agreement dated July 28, 2021, among Registrant and the Moroun Family Holders (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 8-K filed July 29, 2021) (file number 000-51142).

8.

Joinder Agreement to Registration Rights Agreement dated August 1, 2023, among Registrant and the Swiftsure Trust (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 8-K filed August 3, 2023) (file number 000-51142).

***********************************************************************************************************

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: August 3, 2023

MATTHEW T. MOROUN

By:	/s/ Matthew T. Moroun

2020 NORA MOROUN TRUST

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun
Title:	Trustee

By:	/s/ Frederick P. Calderone
Name:	Frederick P. Calderone
Title:	Special Trustee

2020 LINDSAY MOROUN TRUST

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun
Title:	Trustee

By:	/s/ Frederick P. Calderone
Name:	Frederick P. Calderone
Title:	Special Trustee

SWIFTSURE TRUST

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun
Title:	Trustee

By:	/s/ Frederick P. Calderone
Name:	Frederick P. Calderone
Title:	Special Trustee

FREDERICK P. CALDERONE

By:	/s/ Frederick P. Calderone